UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 8, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Investor Relations Lucía Domville Lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the Third Quarter 2010

and Nine-Month Period ended September 30, 2010

FOR IMMEDIATE RELEASE: Monday, November 8, 2010

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 37.6 million, or Ps. 0.047 per share (Ps. 0.237 per ADS), for the three-month period ended September 30, 2010, compared to a net income of Ps. 25.8 million, or Ps. 0.032 per share (Ps. 0.162 per ADS), recorded in the same 2009 period.

The increase in net income of Ps. 11.8 million during the period is mainly explained by the Ps. 12.6 million operating income rise which was basically driven by higher gas transportation revenue.

Net income for the nine-month period ended September 30, 2010 was Ps. 90.1 million, or Ps. 0.113 per share (Ps. 0.567 per ADS), which compares favorably to the Ps. 38.7 million, or Ps. 0.049 per share (Ps. 0.244 per ADS), recorded in the same last year period. Net income mainly increased due to the higher propane, butane and natural gasoline international prices, which mostly contributed to the Ps. 88.2 million raise in the operating income.

Third Quarter 2010 vs. Third Quarter 2009

In the three-month period ended September 30, 2010, TGS posted total net revenues of Ps. 352.4 million, up Ps. 15.1 million from Ps. 337.3 million recorded in the third quarter of 2009.

Natural Gas Transportation revenue for 2010’s third quarter  amounted to Ps. 162.8 million, 16.5% higher than the Ps. 139.8 million earned in the same year-ago quarter. This higher revenue mainly reflects a 20% increase related to tariffs, which resulted from a transitional agreement signed between TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) in October 2008. The agreement was ratified in December 2009 by the Argentine Government through Decree No. 1,918/2009. TGS will bill and cash this tariff increase in long-term monthly installments to its clients as soon as “ENARGAS” (the National Gas Regulatory Body) publishes the new tariffs schedule. In addition, interruptible transportation revenues increased by Ps. 6.8 million.

The Natural Gas Transportation segment represented approximately 46% and 41% of the Company’s total revenue during the third quarter of 2010 and 2009, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. This segment is subject to ENARGAS’ regulation.

The Production and Commercialization of natural gas liquids (“liquids”) segment revenue increased to Ps. 168.8 million in the three-month period ended September 30, 2010, up 4.5% from Ps. 161.6 million in the same 2009 period. This increase is mainly due to higher international reference prices for propane, butane and natural gasoline, which was partially compensated by a 10% decrease in tons sold.

Production and Commercialization of Liquids revenue accounted for approximately 48% of the total revenue in the third quarter of 2010 and 2009. Production and Commercialization of Liquids consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which connects each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. The commercialization of liquids is made for both the Company’s own account and on behalf of its clients.

During the third quarter of 2010, Other Services revenues amounted to Ps. 20.8 million, decreasing 42% from Ps. 35.9 million recorded in the same 2009 period. This decrease resulted from lower sales generated by the construction services.

Other Services segment mainly includes midstream and telecommunication activities. As a percentage of the Company’s total revenue, this segment accounted for approximately 6% and 11% for the three-month periods ended September 30, 2010 and 2009, respectively. Midstream activities consist of gas treatment, separation and removal of impurities from the natural gas stream, and gas compression, typically rendered at wellhead for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses, for the third quarter of 2010 slightly increased to Ps. 237.3 million from Ps. 234.8 million registered in the third quarter of 2009. This is mainly a result of higher export taxes amounting to Ps. 7.3 million, which are mostly explained by higher international reference prices and volumes exported in the 2010’s third quarter. In addition, labor cost increased by Ps. 4.0 million during the quarter. These increases were partially compensated by a reduction in the cost of production of liquids, as tons sold in the 2010’s third quarter were 10% lower than those commercialized in the third quarter of 2009.

Net financial expense decreased to Ps. 40.0 million in 2010 third quarter from Ps. 43.8 million reported in the same 2009 quarter. The foreign exchange rate loss decreased by Ps. 8.4 million, but was partially offset by a Ps. 5.4 million lower gain obtained from the cancellation of notes.

During the third quarter of 2010, the Company reported a Ps. 31.7 million income tax expense, compared to Ps. 26.1 million for the same quarter of 2009. This increase, of Ps. 5.6 million, relates to higher net income before income tax recorded during the third quarter of 2010.

Nine-Month Period ended September 30, 2010 vs. Nine-Month Period ended September 30, 2009

For the nine-month period ended September 30, 2010, TGS achieved a total net revenue of Ps. 1,223.6 million in comparison with Ps. 1,001.6 million earned in the same period ended September 30, 2009.

Gas transportation revenue for the nine-month period of 2010 was Ps. 470.1 million, 15.2% above the Ps. 408.1 million earned in the same previous period. This increase primarily reflects the tariff increase mentioned above.

The Production and Commercialization of Liquids segment increased 37.6% to Ps. 685.7 million in the nine-month period ended September 30, 2010, from Ps. 498.5 million in the same previous period. This increase is mainly due to the rise in the international reference prices of propane, butane and natural gasoline.

In the nine-month period ended September 30, 2010, Other Services revenues amounted to Ps. 67.8 million, Ps. 27.2 million below the same 2009 period. This reduction mainly stems from lower revenues generated by construction and midstream services.

Costs of sales, administrative and selling expenses for the nine-month period ended September 30, 2010 rose by Ps. 133.8 million to Ps. 847.3 million in the 2010 period, compared to Ps. 713.5 million in the same 2009 period. This variation is mostly attributable to: (i) a Ps. 44.0 million increase in export taxes, derived mainly from higher international prices; (ii) a Ps. 28.6 million rise in the liquids costs; (iii) a Ps. 27.4 million allowance for doubtful accounts, which corresponds to the receivable balance that TGS had with MetroGAS S.A. as of the date this client filed for bankruptcy; and, (iv) higher labor costs amounting to Ps. 10.9 million.

Net financial expense rose to Ps. 185.4 million at the close of the nine-month period ended September 30, 2010, up from Ps. 179.1 million reported in the 2009’s period. This increase, of Ps. 6.3 million, was mainly related to the Ps. 56.0 million adjustment in the value of the 20% tariff increase trade receivable registered in December 2009, as most of it will be billed and cashed in the long-term in monthly installments, with no interest. Additionally, a Ps. 5.7 million lower gain obtained from the cancellation of notes was reported in the 2010’s period. These effects were partially compensated by the lower foreign exchange rate loss of Ps. 57.2 million, as the Argentine peso depreciated less in the 2010’s period.

For the nine-month period ended September 30, 2010, TGS reported a Ps. 79.3 million income tax expense, compared to Ps. 55.8 million reported in the same period of 2009. The Ps. 23.5 million increase is also related to a higher taxable income reported in the 2010’s period when compared to 2009 period.

Liquidity and Capital Resources

Cash flow from operating activities for the nine-month period ended September 30, 2010 amounted to Ps. 118.9 million, substantially lower than the Ps. 380.6 million generated in the 2009’s period, and is mainly due to the higher income tax paid of Ps. 181.0 million in the nine-month period ended September 30, 2010. For detailed information about the Company’s cash flow please refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 81.2 MMm³/d or 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also one of the leading processors of natural gas and one of the largest marketers of natural gas liquids in Argentina. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Argentina S.A. and one subsidiary, 40% by a trust and 10% by Enron Pipeline Company Argentina.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended

September 30, 2010 and 2009

(In millions of Argentine pesos)

Nine-month period ended September 30, 2010	Gas Transportation	Production and Commercialization of Liquids	Other Services	Corporate	Total
Net revenues	470.1	685.7	67.8	-	1,223.6
Operating income (loss)	200.9	253.1	14.2	(91.8)	376.4
Depreciation of PP&E	117.1	28.2	9.4	4.3	159.0
Additions to PP&E	49.9	17.3	25.2	8.2	100.6
Identifiable assets	3,792.6	488.4	240.8	988.7	5,510.5
Identifiable liabilities	375.1	124.6	18.9	1,711.0	2,229.6

Nine-month period ended September 30, 2009
Net revenues	408.1	498.5	95.0	-	1,001.6
Operating income (loss)	167.8	142.2	37.0	(58.9)	288.1
Depreciation of PP&E	114.4	29.7	9.2	2.3	155.6
Additions to PP&E	65.7	18.4	13.0	5.4	102.5
Year ended December 31, 2009
Identifiable assets	3,858.6	449.0	235.9	1,075.7	5,619.2
Identifiable liabilities	424.8	125.0	13.4	1,834.9	2,398.1

Breakdown of Net Financial Expense for the nine-month periods ended

September 30, 2010 and 2009

 (In millions of Argentine pesos)

	2010	2009
Generated by Assets
Interest	6.8	9.3
Trade receivables discounted value loss	(56.0)	-
Foreign exchange gain	42.8	80.1
Subtotal	(6.4)	89.4
Generated by Liabilities
Interest expense	(108.1)	(112.5)
Foreign exchange loss	(61.5)	(156.0)
Others	(9.4)	-
Subtotal	(179.0)	(268.5)
Total	(185.4)	(179.1)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of September 30, 2010 and December 31, 2009
(In millions of Argentine pesos)

	09/30/2010	12/31/2009
Current assets		
Cash and deposits in banks	321.0	441.0
Investments, net	602.4	584.1
Trade receivables, net	350.3	398.0
Other receivables	32.5	32.5
Inventories	14.5	12.5
Total current assets	**1,320.7**	**1,468.1**
Non current assets		
Trade receivables	110.0	11.4
Other receivables	10.6	8.7
Investments, net	2.5	1.8
Property, plant and equipment, net	4,062.0	4,123.4
Intangible assets, net	4.7	5.8
Total non current assets	**4,189.8**	**4,151.1**
Total assets	**5,510.5**	**5,619.2**
Current liabilities		
Accounts payable	238.4	271.2
Loans	44.0	15.0
Payroll and social security taxes payable	41.6	45.5
Taxes payable	64.9	166.0
Advances from customers	18.0	16.4
Other liabilities	5.0	4.9
Provisions for contingencies	104.1	88.8
Total current liabilities	**516.0**	**607.8**
Non current liabilities		
Loans	1,481.1	1,502.3
Taxes payable	1.6	45.6
Advances from customers	230.9	242.4
Total non current liabilities	**1,713.6**	**1,790.3**
Total liabilities	**2,229.6**	**2,398.1**
Shareholders' equity	**3,280.9**	**3,221.1**
Total liabilities and shareholders' equity	**5,510.5**	**5,619.2**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2010 and 2009

(In millions of Argentine pesos)

	2010	2009
Cash flows provided by operating activities		
Net income for the period	90.1	38.7
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	159.0	155.6
Amortization of intangible assets	0.8	0.8
Consumption of materials	3.1	0.7
Increase in allowances and provisions	47.1	9.9
Trade receivables discounted value loss	56.0	-
Write off of intangible assets retired	0.3	0.1
(Gain) / loss on related companies	(1.7)	1.1
Interest expense accrual	108.1	112.5
Result of debt prepayment	(5.1)	(10.8)
Interest expense paid	(60.5)	(59.4)
Income tax accrued	79.3	55.8
Income tax and asset tax paid	(191.6)	(10.6)
Foreign exchange loss	63.8	152.3
Changes in assets and liabilities:		
Trade receivables	(134.3)	(34.0)
Other receivables	(1.4)	4.5
Inventories	(2.0)	(6.9)
Accounts payable	(20.0)	28.6
Payroll and social security taxes	(3.8)	3.0
Taxes payable	(33.3)	(15.6)
Advances from customers	(30.7)	(38.7)
Other liabilities	0.1	(7.0)
Provisions for contingencies	(4.4)	-
Cash flows provided by operating activities	**118.9**	**380.6**
Cash flows used in investing activities		
Additions to property, plant and equipment	(108.2)	(109.3)
Dividends collected	0.9	-
Cash flows used in investing activities	**(107.3)**	**(109.3)**
Cash flows (used in) / provided by financing activities		
Advances from customers	-	113.5
Dividens paid	(30.3)	(30.0)
Payment of loans	(83.0)	(25.6)
Cash flows (used in) / provided by financing activities	**(113.3)**	**57.9**
Net (decrease) / increase in cash and cash equivalents	**(101.7)**	**329.2**
Cash and cash equivalents at the beginning of the year	**1,025.1**	**604.7**
Cash and cash equivalents at the end of the period	**923.4**	**933.9**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: November 8, 2010